Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 81,069 units in January 2023,

Grows by 6.4% over last year

Mumbai, February 1, 2023: Tata Motors Limited sales in the domestic & international market for January 2023 stood at 81,069 vehicles, compared to 76,210 units during January 2022.

•	Domestic Sales Performance:

Category	January 2023	January 2022	Growth (Y-o-Y)
Total Domestic Sales	79,681	72,485	10%

•	Commercial Vehicles:

Category	January 2023	January 2022	Growth (Y-o-Y)
M&HCV	10,736	8,660	24%
I&LCV	4,013	5,526	-27%
Passenger Carriers	2,851	1,693	68%
SCV cargo and pickup	14,094	15,829	-11%
Total CV Domestic	31,694	31,708	0%
CV IB	1,086	3,560	-69%
Total CV	32,780	35,268	-7%

Domestic sale of MH&ICV in January 2023, including trucks and buses, stood at 14,716 units, compared to 13,271 units in January 2022.

Total sales for MH&ICV Domestic & International Business in January 2023, including trucks and buses, stood at 15,057 units compared to 14,958 units in January 2022.

•	Passenger Vehicles:

Category	January 2023	January 2022	Growth (Y-o-Y)
Total PV Domestic (includes EV)	47,987	40,777	18%
PV IB	302	165	83%
Total PV (includes EV)	48,289	40,942	18%
EV (IB + Domestic)	4,133	2,982	39%

Includes sales of Tata Motors Passenger Vehicles Limited, a subsidiary of Tata Motors Limited.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.